                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                                 GRANGES INC.
               ------------------------------------------------
                                (Name of Issuer)

                        Common Shares without par value
               ------------------------------------------------
                        (Title of Class of Securities)

                                  386903 10 8
                        -------------------------------
                                (CUSIP Number)

                                 Jerome C. Cain
                               Atlas Corporation
                             370 Seventeenth Street
                                   Suite 3050
                             Denver, Colorado 80202
                                 (303) 629-2440
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 16, 1996
                        -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box (P).

Check the following box if a fee is being paid with the statement (P). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index:  Page 4

                                 SCHEDULE 13D

CUSIP NO.   386903 10 8
          ----------------

1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person

     ATLAS CORPORATION
     13-550312

2  Check the Appropriate Box If a Member of a Group*
                                       a.  (P)
                                       b.  (P)
3  SEC Use Only

4  Source of Funds*

           N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) (P)

6  Citizenship or Place of Organization

              DELAWARE

                 7                 Sole Voting Power
  Number of                            8,474,576
   Shares
Beneficially     8                 Shared Voting Power
  Owned By
    Each
  Reporting      9                 Sole Dispositive Power
   Person                              8,474,576
    With

                 10                Shared Dispositive Power

11 Aggregate Amount Beneficially Owned by Each Reporting Person

                                       8,474,576

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*    (P)

13 Percent of Class Represented By Amount in Row (11)

                 15.1%

14 Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   Security and Issuer.
          -------------------

     This Amendment No. 3 to Schedule 13D filed by Atlas Corporation ("Atlas" or the "Company") relates to the Common Shares, no par value (the "Common Shares") of Granges Inc., a corporation organized under the laws of British Columbia, Canada (the "Issuer"). It amends and supplements the Schedule 13D (the "Schedule 13D") filed by Atlas dated August 24, 1994, as amended by Amendment No. 1 thereto ("Amendment No. 1") filed by Atlas dated March 23, 1995 and Amendment No. 2 thereto ("Amendment No. 2") filed April 29, 1996. Except as otherwise indicated, all defined terms shall have the meaning ascribed to such terms in the Schedule 13D, Amendment No. 1 and Amendment No. 2. The address of the principal executive offices of the Issuer is 370 Seventeenth Street, Suite 3000, Denver, Colorado 80202.

ITEM 2.   Identity and Background
          -----------------------

     Item 2 is hereby amended by adding the following information supplementing the information contained therein:

Relationship Between Atlas and the Issuer:
-----------------------------------------

     On August 16, 1996 Atlas Corporation entered into an agreement with Issuer and Da Capo Resources Ltd.("Da Capo") providing for the amalgamation ("Amalgamation") of the Issuer and Da Capo to become effective under the provisions of the British Columbia Company Act. Under the Amalgamation, each issued and outstanding common share of Granges will be exchanged for one common share in the capital of the amalgamated company ("Amalco") and each issued and outstanding share of Da Capo will be exchanged for two common shares in the capital of Amalco. The agreement sets forth the terms and conditions of the agreement of Atlas Corporation: (i) to support the Amalgamation; (ii) to vote its common shares in Granges in favor of the Amalgamation; and (iii) to abide by certain restrictions and covenants set forth therein.
     Atlas agreed to the following commitments in regards to the Amalgamation:
(a) not to take any steps, directly or indirectly, which may in any way adversely affect the contemplated transaction; (b) not to solicit, initiate or encourage submissions, proposals or offers from any other person, entity or group relating to, or facilitate or encourage any effort or attempt with respect to, the acquisition or disposition of all or any substantial part of the issued or unissued shares of Granges or Da Capo; and (c) to use all reasonable efforts to assist Granges and Da Capo to complete the transaction.
     In consideration of such support Granges agreed to the following: (a) to use all reasonable efforts to assist Atlas in reducing the number of Granges shares pledged by Atlas as security for the 7% Exchangeable Debentures due October 25, 2000 issued by Atlas; (b) to negotiate in good faith an amendment to the Gold Bar Joint Venture Agreement between Granges and Atlas consistent with discussions between Granges and Atlas immediately prior to the signing of this agreement; (c) to file and use its best efforts to cause to become effective not later than November 30, 1996 all registration statements and other filings (federal, providential or state) and shall deliver or cause to be delivered such certificates and opinions as shall be necessary on the part of Granges to enable the Shareholder to dispose of its common shares of Granges on the Toronto Stock Exchange and American Stock Exchange or otherwise in Canada or the United States without any restriction of any kind whatsoever under applicable securities laws and to maintain, in the case of any registration statement filed with the U.S. Securities and Exchange Commission, the effectiveness of such registration statement and other applicable filings until at lease December 31, 2000 with the costs incurred by Granges in connection with the aforesaid matters to be borne by Granges; (d) to cause Michael B. Richings, President and Chief Executive Officer of Granges Inc., to resign, if and when requested by Atlas from the Atlas Board of Directors; and (e) to reimburse promptly all expenses (other than brokerage commissions or underwriting fees) incurred by Atlas in connection with this Agreement, the Amalgamation or any of subparagraphs (a) to (d) directly above.

ITEM 4.   Purpose of Transaction.
          ----------------------

     Item 4 is hereby amended by adding the following information supplementing the information contained therein:

     Atlas today sold 4,240,324 of the 12,714,900 common shares of Granges held by Atlas, constituting all of the common shares of Granges held by Atlas which are not subject to pledge. The sale, which was made to number of Canadian institutional purchasers, was effected at an sales price of Cdn$1.80 per share.

     In the foresaid sale, Granges signed a waiver of the August 16, 1996 agreement (referred to in Item 2 above), in so far as such agreement would have prohibited the disposition by Atlas on any Common Shares of Granges prior to the amalgamation of Granges and Da Capo.


ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

     Item 5 is hereby amended by replacing it, in its entirety, with the following:

     Following the sale referred to in Item 4 above, Atlas is the direct beneficial owner and has sole power to vote and dispose of 8,474,576 Common Shares of the Issuer which represents 15.1% of the Common Shares issued and outstanding (based upon 55,881,461 Common Shares currently issued and outstanding, as reported by the Issuer to Atlas on October 9, 1996).

     Except for the transactions described above, there have been no transactions in the Common Shares of the Issuer by Atlas or any of the executive officers or directors identified in Schedule A hereto during the 60 days preceding the filing of this Statement.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          None

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:


                           ATLAS CORPORATION



                           By:   /s/ Jerome C. Cain
                                 -----------------------------------------------
                                 Jerome C. Cain
                                 Vice President - Finance, Secretary & Treasurer

                                                                      SCHEDULE A

                               ATLAS CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS

     Unless otherwise indicated, the address of each individual listed is: Atlas Corporation, Republic Plaza, 370 Seventeenth Street, Suite 3050, Denver, Colorado 80202.

NAME AND BUSINESS ADDRESS    POSITION WITH ATLAS     PRINCIPAL                   CITIZENSHIP
                                                     OCCUPATION
Michael Richings             Director                      President, Chief            U.S.
370 Seventeenth Street                                     Executive Officer and
Suite 3000                                                 Director, Granges,
Denver, Colorado  80202                                    Inc. (mining company)

David P. Hall                Director                      President and Chief         Canada
1414-700 West Georgia St.                                  Executive Officer,
Vancouver, British Columbia                                Aurizon Mines Ltd.
V6E 2K3                                                    (mining company)

Douglas R. Cook              Director                      President,                  U.S.
2485 Greensboro Drive                                      Cook Ventures Inc.
Reno, Nevada 89509                                         (geological consulting
                                                           firm)

C. Thomas Ogryzlo            Director                      President and Chief         Canada
2200 Lakeshore Blvd. West                                  Operating Officer,
Toronto, Ontario M8V 1A4                                   Kilborn SNC-Lavalin
                                                           Inc.

James H. Dunnett             Director and non-executive    Director, Endeavour         Canada
1111 West Georgia St.        chairman                      Financial Inc.
Suite 404                                                  (investment banking
Vancouver, British Columbia                                firm)
V6E 4M3

H. R. Shipes                 Director                      President, Arimetco         U.S.
335 North Wilmot Road                                      International Inc.
Suite 410                                                  (mining company)
Tucson, AZ 85711

Mario Caron                  Director                      Same                        Canadian

Gary E. Davis                Director and President        Same                        U.S.

NAME AND BUSINESS ADDRESS    POSITION WITH ATLAS         PRINCIPAL OCCUPATION     CITIZENSHIP

Richard E. Blubaugh          Vice-President,             Same                     U.S.
                             Environmental and
                             Governmental Affairs

Gregg B. Shafter             Vice-President, Project     Same                     U.S.
                             Development

James R. Jensen              Controller and Principal    Same                     U.S.
                             Accounting Officer

Jerome C. Cain               Vice President - Finance,   Same                     U.S.
                             Secretary & Treasurer